Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor				Predecessor
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	November 4, 2006 through December 31,	January 1, 2006 through November 3,	Year Ended December 31,
	2009	2008	2007	2006	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes and noncontrolling interests	$(71,069)	$(147,364)	$(126,911)	$(50,490)	$(59,040)	$13,450
Plus: Fixed charges	161,512	177,324	88,558	8,853	36,106	29,452
Less: Interest expense capitalized	—	(19)	(160)	(36)	(85)	(193)
Less: Noncontrolling interests in pretax income from continuing operations with no incurred fixed charges	(723)	(1,049)	(415)	(39)	(158)	(140)
Earnings (loss)from continuing operations, adjusted	$89,720	$28,892	$(38,928)	$(41,712)	$(23,177)	$42,569

Fixed Charges:
Interest expensed and capitalized	$157,032	$173,181	$87,108	$8,647	$35,247	$28,702
Estimated interest within rental expense	4,480	4,143	1,450	206	859	750
Total fixed charges	$161,512	$177,324	$88,558	$8,853	$36,106	$29,452

Ratio of earnings to fixed charges	—	—	—	—	—	1.45

Shortfall	(71,792)	(148,432)	(127,486)	(50,565)	(59,283)	—